PE
6/30/02

#of pages: 101
# of exhibits: 12
Exhibit index page: 2



02045543

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

RECD S.E.C.
JUL 2 - 2002
1086

Second Filing
For the Month of June 2002

PROCESSED
JUL 17 2002
P THOMSON
FINANCIAL

DURBAN ROODEPOORT DEEP, LIMITED
(Translation of Registrant's Name into English)

CMC BUILDING, 45 EMPIRE ROAD, PARKTOWN, JOHANNESBURG, P.O. BOX 82291
SOUTHDALE, SOUTH AFRICA
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

CRGN

Attached to the Registrant's second Form 6-K filing for the month of June 2002, and incorporated by reference herein, are:

Exhibit No.	Description	Page #
1.	News Release issued on June 10, 2002 entitled "DRD Seeks Full Listing on the ASX."	6
2.	News Release issued on June 7, 2002 entitled "DRD Takes Legal Action to Get Back Misappropriated Funds."	9
3.	(i) the Registrant's application to the JSE, dated June 3, 2002, relating to the listing of 102,500 new ordinary shares, (ii) the confirmation letter from the JSE, dated June 5, 2002 relating to the listing of 102,500 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 102,500 ordinary shares.	13
4.	(i) the Registrant's application to the JSE, dated May 30, 2002, relating to the listing of 56,250 new ordinary shares, (ii) the confirmation letter from the JSE, dated May 31, 2002 relating to the listing of 56,250 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 56,250 ordinary shares.	21
5.	(i) the Registrant's application to the JSE, dated May 28, 2002, relating to the listing of 140,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated May 29, 2002 relating to the listing of 140,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 140,000 ordinary shares.	29

6. (i) the Registrant's application to the JSE, dated May 22, 2002, relating to the listing of 10,000,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated May 23, 2002 relating to the listing of 10,000,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 10,000,000 ordinary shares. 38

7. (i) the Registrant's application to the JSE, dated May 14, 2002, relating to the listing of 57,375 new ordinary shares, (ii) the confirmation letter from the JSE, dated May 15, 2002 relating to the listing of 57,375 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 57,375 ordinary shares. 52

8. (i) the Registrant's application to the JSE, dated May 8, 2002, relating to the listing of 99,500 new ordinary shares, (ii) the confirmation letter from the JSE, dated May 10, 2002 relating to the listing of 99,500 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 99,500 ordinary shares. 60

9. (i) the Registrant's application to the JSE, dated May 3, 2002, relating to the listing of 13,500 new ordinary shares, (ii) the confirmation letter from the JSE, dated May 6, 2002 relating to the listing of 13,500 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 13,500 ordinary shares. 68

10. (i) the Registrant's application to the JSE, dated May 2, 2002, relating to the listing of 40,500 new ordinary shares, (ii) the confirmation letter from the JSE, dated May 3, 2002 relating to the listing of 40,500 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 40,500 ordinary shares. 76

11. (i) the Registrant's application to the JSE, dated April 30, 2002, relating to the listing of 115,700 new ordinary shares, (ii) the confirmation letter from the JSE, dated May 2, 2002 relating to the listing of 115,700 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 115,700 ordinary shares. 84

12. (i) the Registrant's application to the JSE, dated April 29, 2002, relating to the listing of 307,414 new ordinary shares, (ii) the confirmation letter from the JSE, dated April 29, 2002 relating to the listing of 307,414 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 307,414 ordinary shares. 93

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

By: /s/ M.A. Eloff
M.A. Eloff
Group Company Secretary

Dated: June 28, 2002

Exhibit 1



DURBAN ROODEPOORT DEEP

NEWS RELEASE

For immediate release

10 June 2002

115/02-jmd

DURBAN ROODEPOORT DEEP SEEKS FULL LISTING ON THE ASX

Durban Roodepoort Deep, Limited (DRD), South Africa's fourth largest gold mining company, announced today that it intends to seek full listing on the Australian Stock Exchange, subject to the grant of the necessary waivers from the ASX Listing Rules and confirmation on other administrative matters.

DRD shares presently trade on the ASX under the status of a foreign entity.

In April this year the company was included - and has since remained - in the ASX Top 100 companies by market valuation. It presently has a market capitalisation of A$1.6 billion.

The Chief Executive Officer and Chairman of DRD, Mark Wellesley-Wood, said a full listing would provide DRD's 1200 Australian shareholders, who own nearly 5% of the company's 177 million shares, greater opportunities to trade their shares and attract new Australian shareholders.

Mr Wellesley-Wood said inquiries from Australian shareholders to buy or increase their shareholding in DRD demonstrated a desire to see increased liquidity in the trading of DRD stock on the ASX.

"DRD is one of the most traded gold stocks in the world with nearly 90% free float of the stock and with its capital traded at about 150% per annum. Nearly 70% of the company is owned by private US based shareholders who actively trade the company's shares on NASDAQ," Mr Wellesley–Wood said.

"The full listing on the ASX will help improve the liquidity of our shares for our existing and new Australian shareholders and assist the company with any potential future acquisitions in the Australasian region".

"In welcoming any new shareholders we want to make it as easy as possible to trade DRD shares on any of the exchanges which quotes DRD stock."

In Australasia, DRD currently owns the Tolukuma Gold Mine in Papua New Guinea and the Daylesford project in Victoria. Combined with its three projects in South Africa, DRD produces in excess of 1 million ounces of gold per annum.

The company is actively planning to increase production organically and through acquisitions in South Africa and Australasia.

DRD recently announced a placement of 10 million new shares, primarily to shareholders in Canada and the United States, which raised US$40 million. While the bulk of the funds raised – US$35 million – is being used to close out the company's revenue hedge book, the balance will fund exploration at Tolukuma.

DRD is listed on the Johannesburg Stock Exchange, the London Stock Exchange, NASDAQ in the US, the Brussels Stock Exchange, the Frankfurt Stock Exchange and the Paris Bourse, making the stock tradeable 24 hours a day.

ENDS

For more information, please contact:

In Australia
Paul Downie
Porter Novelli
(+618) 9386 1233 (work)
(+61) 0414 947 129

In South Africa
James Duncan
Russell & Associates
(+2711) 8803924 (work)
(+27) 082 892 8052 (cell)

Exhibit 2

For immediate release



DURBAN ROODEPOORT DEEP

NEWS RELEASE

7 June 2002

113/02-jmd

DRD TAKES LEGAL ACTION TO GET BACK MISAPPROPRIATED FUNDS

Durban Roodepoort Deep, Limited (DRD) has issued proceedings in the Supreme Court of Western Australia against a number of individuals and companies for the recovery of misappropriated funds, Chairman and Chief Executive Officer Mark Wellesley-Wood told a special meeting of shareholders in Johannesburg today (Friday, 7 June, 2002).

DRD's former Chief Financial Officer and Chief Executive Officer of the company's Australasian operations, Charles Mostert, a former consultant to DRD, John Stratton, Noble Investments Pty Ltd, Leadenhall Australia Limited, Advent Investors Pty Ltd and Timothy Lebbon were all identified by Wellesley Wood as defendants.

DRD's claim relates to an agreement made in December 1999 for the acquisition by DRD from Noble, Leadenhall and Advent of 11 150 000 shares in Continental Goldfields Ltd.

In terms of the agreement, DRD agreed to acquire the Continental Goldfields shares for A$1 115 000 and to pay the sum of A$5 910 000 to Noble for "facilitating the acquisition".

The then market value of the Continental Goldfields shares was about A$0.10, so the total price payable for the shares in terms of the agreement was A$7 025 000 - more than six times their market value.

"The reason for the action is that we believe the defendants were party to a transaction whereby DRD agreed to pay more than six times the market value for shares that it did not want," Wellesley Wood said.

"It appears that the interests of DRD shareholders have been abused as DRD was substituted for an earlier purchase contract on which JCI failed to perform.

"Any strategic value in the Continental Goldfields assets could only have related to its 13% shareholding in Consolidated African Mining (CAM) to support the Kebble control structure of that company.

"Conflicts of interest have...resulted in a loss for DRD shareholders...of R35 million," Wellesley-Wood said.

Rawas deal: overwhelming shareholder support for share validation

At today's meeting, DRD shareholders voted overwhelmingly in support of a resolution to secure validation of 8 252 056 DRD ordinary shares by the High Court of South Africa.

The shares were issued invalidly to various creditors of Laverton Gold and its subsidiary, BT Barisan Tropical Mining, in July and October 1999, ostensibly in exchange for the Rawas gold mine in Indonesia, which ceased operations in March, 2000.

Today's "in favour" vote represented 99.55% of the total DRD shares in issue.

"It is a great pity I have to stand before shareholders today in order to disclose this dishonest transaction and its consequences," Wellesley-Wood said.

"DRD shareholders' funds were applied to a financial rescue of Laverton Gold, from which DRD saw no benefit and for which the gain lay with companies in the CAM group.

"The financial effect was a write-off of R122 million in DRD's 2000 accounts."

Investigations had shown that the mechanics of the transaction - authorised by five DRD executive directors - Mike Prinsloo, Vic Hoops, Dick Plaistowe, Charles Mostert and Roger Kebble, none of whom were still with the company - were "disguised from the company at large, the Board as a whole and from shareholders by the avoidance of the necessary disclosure," Wellesley-Wood said.

"This concealment, together with obfuscation by the parties involved, has unfortunately involved me, my special committee, and the new Directors of the company in a lengthy and costly investigation.

"I estimate that the costs involved in rectifying this dishonest transaction have amounted to R5 million, monies which could have been far better spent."

DRD had yet to decide whether to finalise the Rawas transaction or walk away and cancel, Wellesley-Wood said.

"The legal issues are complex, and include jurisdiction, efluxion of time, pursual of remedies, and the insolvency of the Indonesian entity."

The company would consider legal action where there were reasonable prospects of success, he said.

"Our advisers have informed us that the shareholder remedy for their forced dilution is against the malfeasants and not the company; therefore, the company is not exposed to any liability itself from this matter."

There was no doubt in the minds of the new Board and Executive of DRD that shareholders' interests were abused in Rawas, Wellesley-Wood said.

"I can assure shareholders that measures have been put in place to ensure that events such as this cannot happen again."

These, he said, included:

- a requirement that at least two non-executive directors approve every Board Resolution;
- □ a requirement for independent, fair and reasonable opinions for related party transactions;

□ proper documented due diligence procedures;

□ an authorization hierarchy which specifically sets out the powers of Executives; and

□ full compliance with King II corporate governance procedures.

Queries: **James Duncan, Russell & Associates**
+27 11 880 3924 (work)
+27 82 892 8052 (cell)

Paul Downie, Turnbull Porter Novelli
+61 893 861 233 (work)
+61 414 947 129 (cell)

13

Exhibit 3



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2002 06 03

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 102 500 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
25 000	R9.50
25 000	R6.47
45 000	R7.71
7 500	R7.99

The new ordinary shares are to be listed on 4 June 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	176 987 985 ordinary no par value shares
Stated Capital Account:	R2 244 676 717.21

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood * (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer); D C Baker ** ; G C Campbell * ; N Goodwin; R P Hume; R A R Kebble; M P Ncholo; L G Njenje; C L Valkin (Alt.)
Company Secretary: M A Eloff
(*British) (**Australian)

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	177 090 485 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 244 676 717.21
This issue	R 806 125.00
Total	R2 245 482 842.21

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 4 June 2002.

Block listing calculation:

Balance b/f	R37 320 666.52
This issue	R 806 125.00
Balance available	R36 514 541.52

Yours faithfully



Director



Company Secretary

....

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

3-6-2002

DATE


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

5 June 2002
REF: MM/jvdm/6635

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 3 June 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 6 June 2002 in respect of 102 500 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 245 482 842-21 divided into 177 090 485 ordinary shares of no par value.

A balance of R40 902 077-58 has been brought forward from your previous application dated 30 May 2002. The issue price of the shares which are the subject of this application is R806 125-00 which leaves a balance of R40 095 952-58 to your credit for any future applications.

Yours faithfully



D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 4-6-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000000	ORD.	5000000	CUM PREF	0-10	500000-00
Total 300000000		Total 5000000			Total R 500000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total		Total			Total R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 4-6-2002

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -06- 0 6

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

...of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
176987985	ORD.	①	②	5000000	CUM PREF	0-10	500000-00
Total 176987985		Total	R ③	Total 5000000		Total	R 500000-00

① 12,68265027 ②/③ 2244 676,717-21

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2244676717-21

Premium account R —

Total issued capital R 2245176717-21

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
25000	ORD	9-50	237500-00					
25000	ORD	6-47	161750-00					
45000	ORD	7-71	346950-00					
7500	ORD	7-99	59925-00					
Total 102500		Total	R ①	Total				Total R

① 806125-00

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total				Total R

(b) The consideration for which the shares have been allotted is as follows*

A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf. SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
V.J. Thompson		7500	ORD
KM Farrell	45 EMPIRE RD.	15000	ORD
I N Sinclair	PARKTOWN	30 000	ORD
I.L. Murray	2193	25 000	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
177090485	ORD	①	②	5000000	CUM PREF	0-10	—	—	500000-00
Total 177090485		Total	R ③	Total 5000000			Total	R	500000-00

① 12,6798616 ②/③ 2245482842-21

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ____ R 500000-00

State capital ____ R 2245482842-21

Premium account ____ R —

Total issued capital ____ R 2245982842-21

Certified correct.

Date 4-6-2002 Signature [signature] ~~Director/Manager/~~Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2244676717-21
THIS ISSUE	806125-00
	R 2245482842-21

Exhibit 4



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 05 30

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 56 250 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	**Issue Price:**
20 000	R9.50
25 000	R10.75
11 250	R7.71

The new ordinary shares are to be listed on 30 May 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	176 931 735 ordinary no par value shares
Stated Capital Account:	R2 244 131 229.71

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood * (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer); D C Baker ** ; G C Campbell * ; N Goodwin; R P Hume; R A R Kebble; M P Ncholo; L G Njenje; C L Valkin (Alt.)
Company Secretary: M A Eloff
(*British) (**Australian)

The share capital subsequent to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	176 987 985 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 244 131 229.71
This issue	R 545 487.50
Total	R2 244 676 717.21

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 30 May 2002.

Block listing calculation:

Balance b/f	R37 866 154.02
This issue	R 545 487.50
Balance available	R37 320 666.52

Yours faithfully

[signature]
Director

[signature]
Company Secretary

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

30-5-2002

DATE


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

31 May 2002
REF: NM/jvdm/6609

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE INCENTIVE SCHEME

Your application for listing dated 30 May 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 3 June 2002 in respect of 56 250 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 244 676 717-21 divided into 176 987 985 ordinary shares of no par value.

A balance of R41 447 565-08 has been brought forward from your previous application dated 28 May 2002. The issue price of the shares which are the subject of this application is R545 487-50 which leaves a balance of R40 902 077-58 to your credit for any future applications.

Yours faithfully



D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 30-5-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD.	5000000	CUM PREF	0-10	500000-00
Total 300 000 000		Total 5000000		Total	R 500000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total		Total		Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 3-6-2002

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -06- 06

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
176931735	ORD	①	②	5000000	CUM PREF	0-10	500000-00
Total 176931735		Total	R ③	Total 5000000		Total	R 500000-00

① 1268359929 ②/③ 2244131229-71

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2244131229-71

Premium account R —

Total issued capital R 2244631229-71

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
20000	ORD	9-50	190000-00					
25000	ORD	10-75	268750-00					
11250	ORD	7-71	86737-50					
Total 56250		Total	R ①	Total			Total	R

① 545487-50

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
M. Eloff	45 EMPIRE	20000	ORD
D.J Jacobs	RD. PARKTOWN	25000	ORD
C. Todd	2193	11250	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
176987985	ORD	①	②	5000000	CUM PREF	0-10	–	–	500000-00
Total 176987985		Total	R ③	Total 5000000			Total	R	500000-00

①12,68265027 ②/③ 2244676717-21

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 2244676717-21

Premium account R —

Total issued capital R 2245176717-21

Certified correct.

Date 3-6-2002 Signature [signature]

~~Director, Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2244131229-71
THIS ISSUE	545487-50
	R 2244676717-21

Exhibit 5



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 05 28

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 140 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
25 250	R7.26
4 000	R14.35
62 500	R6.49
6 000	R9.50
10 250	R4.52
2 000	R7.71
30 000	R11.00

The new ordinary shares are to be listed on 29 May 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	176 791 735 ordinary no par value shares
Stated Capital Account:	R2 243 036 139.71

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood * (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer);
D C Baker ** ; G C Campbell * ; N Goodwin; R P Hume; R A R Kebble; M P Ncholo; L G Njenje; C L Valkin (Alt.)
Company Secretary: M A Eloff
(*British) (**Australian)

The share capital subsequent to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	176 931 735 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 243 036 139.71
This issue	R 1 095 090.00
Total	R2 244 131 229.71

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 29 May 2002.

Block listing calculation:

Balance b/f	R38 961 244.02
This issue	R 1 095 090.00
Balance available	R37 866 154.02

Yours faithfully



Director



Company Secretary

....

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

28-5-2002

DATE


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

29 May 2002
REF: NM/jvdm/6578

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 28 May 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 30 May 2002 in respect of 140 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 244 131 229-71 divided into 176 931 735 ordinary shares of no par value.

A balance of R42 542 655-08 has been brought forward from your previous application dated 14 May 2002. The issue price of the shares which are the subject of this application is R1 095 090-00 which leaves a balance of R41 447 565-08 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 29-5-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300000000	ORD.	5000000	CUM PREF	0-10	500000-00
Total 300000000	Total	5000000		Total	R 500000-00

3. *Shares subscribed for in memorandum of association:*

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 3-6-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -06- 06

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Name	No. of shares
J C Blom	15,000
M Marais	6,250
P A W A Schenck	4,000
F Lips	62,500
G M Davies	6,000
E du Plessis	10,250
L Visser	2,000
H Louw	4,000
C Todd	30,000
TOTAL	**140,000**

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
176791735	ORD.	①	②	5000000	CUM PREF	0-10	500000-00
Total 176791735		Total	R ③	Total 5000000		Total	R 500000-00

① 12,68744909 ②/③ 2243036139-71

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2243036139-71

Premium account R —

Total issued capital R 2243536139-71

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
25250	ORD	7-26	183315-00					
4000	ORD	14-35	57400-00					
62500	ORD	6-49	405625-00					
6000	ORD	9-50	57000-00					
10250	ORD	4-52	46330-00					
2000	ORD	7-71	15420-00					
30000	ORD	11-00	330000-00					
Total 140000		Total	R ①	Total			Total	R

① 1095090-00

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED	45 EMPIRE RD		ORD.
	PARKTOWN		
	2193		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
176931735	ORD	①	②	5000000	CUM PREF	0-10	–	–	500000-00
Total 176931735		Total	R ③	Total 5000000			Total	R	500000-00

12,68359929 ②/③ 2 244131229-71

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 2244131229-71

Premium account R –

Total issued capital R 2244631229-71

Certified correct.

Date 3-6-2002 Signature [signature] ~~Director/Manager/~~Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2 243 036 139-71
THIS ISSUE	1 095 090-00
	R 2 244 131 229-71

Reproduced under Government Printer's Copyright Authority 5025 of 8.10.73

Exhibit 6



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 05 22

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 10 000 000 NEW ORDINARY NO PAR VALUE SHARES IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of 10 000 000 new ordinary no par value shares in Durban Roodepoort Deep, Limited on 24 May 2002. The 10 000 000 new ordinary shares will be issued to public shareholders in terms of the blanket approval to issue shares for cash obtained at the annual general meeting of shareholders held on 23 November 2001. The issue price is R41.21 per share, being a 6.5% discount to the 30-day weighted average share price preceding the date of approval of the issue price by the directors. The voting level required and achieved at the annual general meeting was 75%.

In support of this application, we submit the following information in accordance with the Listings Requirements:

1. Full name of company: Durban Roodepoort Deep, Limited
2. Registered address: 45 Empire Road, Parktown, 2193
3. Transfer Secretaries: Ultra Registrars, 11 Diagonal Street, Johannesburg, 2001

4. **Stated Capital at present:**

Authorised:	300 000 000 ordinary no par value shares
Issued:	166 791 735 ordinary no par value shares
Stated Capital Account:	R1 831 047 820.95

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood * (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer); D C Baker ** ; G C Campbell * ; N Goodwin; R P Hume; R A R Kebble; M P Ncholo; L G Njenje; C L Valkin (Alt.)
Company Secretary: M A Eloff
(*British) (**Australian)

5. **Stated Capital after this issue:**

Authorised: shares	300 000 000 ordinary no par value
Issued:	176 791 735
Stated Capital Account:	
Balance b/f	R1 831 047 820.95
This issue	R 412 100 000.00
Listing expenses	(R 111 681.24)
TOTAL	R2 243 036 139.71

6. **Terms of the new ordinary shares:**

   The new ordinary shares will rank pari passu in all respects with the existing ordinary shares in issue

7. **Listing fee:** Cheque amounting to R111 681.24 attached

8. Number of public shareholders holding Durban Roodepoort Deep, Limited ordinary shares 6 640 - 99.95%

9. The new ordinary shares will be allotted and shares issued on 24 May 2002.

In support of this application, we attach a certified copy of the resolution of the directors of the company authorising this application as well as a schedule of all issues that have taken place over the past three years.

Yours faithfully

....

Director

....

Secretary

....

Sponsor

Resolution No.24/2002
Originator: M Wellesley-Wood

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 21 MAY 2002

RESOLVED:

1. **THAT** the Company allot and issue 10 000 000 new ordinary shares by way of general issue under its blanket authority to issue shares for cash to public shareholders at an issue price at around a 10% discount to the prevailing market price, within the next ten days;

2. **THAT** application be made to the JSE Securities Exchange South Africa to list the new ordinary shares; and

3. **THAT** any director of the Company be and he is hereby authorised and empowered to sign on behalf of the Company all documentation required to give effect to the above resolutions.

CERTIFIED A TRUE COPY



SECRETARY

21-5-2002
DATE

DURBAN ROODEPOORT DEEP, LIMITED

ORDINARY SHARES ISSUED - 1.7.2001 TO DATE

Date	Amount Issued	Total Issued	Staff Options	Other	Authorised Capital	Description
1.7.2001	Balance B/F	154,529,578				
3.7.2001	15,000	154,544,578	15,000			Staff Options exercised
23.8.2001	85,000	154,629,578	85,000			Staff Options exercised
27.8.2001	427,800	155,057,378	427,800			Staff Options exercised
18.9.2001	361,968	155,419,346	361,968			Staff Options exercised
27.9.2001	197,404	155,616,750	197,404			Staff Options exercised
5.10.2001	1,108,421	156,725,171	1,108,421			Staff Options exercised
12.10.01	221,250	156,946,421	221,250			Staff Options exercised
16.10.01	105,000	157,051,421	105,000			Staff Options exercised
5.11.01	25,000	157,076,421	25,000			Staff Options exercised
6.11.01	10,000	157,086,421	10,000			Staff Options exercised
14.11.2001	52,000	157,138,421	52,000			Staff Options exercised
16.11.2001	122,068	157,260,489	122,068			Staff Options exercised
22.11.2001	59,000	157,319,489	59,000			Staff Options exercised
27.11.2001	154,862	157,474,351	154,862		300000000	Staff Options exercised
7.12.2001	318,164	157,792,515	318,164			Staff Options exercised
10.12.2001	53,414	157,845,929	53,414			Staff Options exercised
12.12.2001	333914	158,179,843	333914			Staff Options exercised
17.12.2001	149414	158,329,257	149414			Staff Options exercised
18.12.2001	243750	158,573,007	243750			Staff Options exercised
19.12.2001	1040000	159,613,007	1040000			Staff Options exercised
20.12.2001	298500	159,911,507	298500			Staff Options exercised
21.12.2001	181800	160,093,307	181800			Staff Options exercised
29.1.2002	593950	160,687,257	593950			Staff Options exercised
~~30.1.2002~~	~~71947~~	~~160,759,204~~	~~71947~~			~~Staff Options exercised~~
31.1.2002	229000	160,988,204	229000			Staff Options exercised
4.2.2002	86250	161,074,454	86250			Staff Options exercised
5.2.2002	77500	161,151,954	77500			Staff Options exercised
6.2.2002	517250	161,669,204	517250			Staff Options exercised
8.2.2002	2000000	163,669,204		2000000		Issue for cash
8.2.2002	430750	164,099,954	430750			Staff Options exercised
8.2.2002	414553	164,514,507	414553			Staff Options exercised
8.2.2002	115000	164,629,507	115000			Staff Options exercised
18.2.2002	475448	165,104,955	475448			Staff Options exercised
19.2.2002	163250	165,268,205	163250			Staff Options exercised
20.2.2002	29000	165,297,205	29000			Staff Options exercised
22.2.2002	23241	165,320,446	23241			Staff Options exercised
1.3.2002	83000	165,403,446	83000			Staff Options exercised
1.3.2002	25000	165,428,446	25000			Staff Options exercised
12.3.2002	525000	165,953,446	525000			Staff Options exercised
15.3.2002	10000	165,963,446	10000			Staff Options exercised
19.3.2002	162300	166,125,746	162300			Staff Options exercised
22.3.2002	32000	166,157,746	32000			Staff Options exercised
29.4.2002	307414	166,465,160	307414			Staff Options exercised

Date	Amount Issued	Total Issued	Staff Options	Other	Authorised Capital	Description
	Balance	109,395,372			200,000,000	
10.4.00	1,016,908	110,412,280		1,016,908		Acquisition Dome
13.4.00	1,750,000	112,162,280		1,750,000		Acquisition Dome#
17.4.00	4,299,025	116,461,305		4,299,025		Acquisition Dome
4.5.00	240,330	116,701,635		240,330		Acquisition Dome
8.5.00	58,498	116,760,133		58,498		Acquisition Dome
16.5.00	1,792,926	118,553,059		1,792,926		Acquisition Dome
30.5.00	2,223,797	120,776,856		2,223,797		Acquisition Dome
7.6.00	187,500	120,964,356		187,500		Fee The Corner House
28.6.00	26,390	120,990,746		26,390		Acquisition Dome
			81,750	59,247,807		

DURBAN ROOODEPOORT DEEP, LIMITED
ORDINARY SHARES ISSUED - YEAR ENDED 30.6.00

Date	Amount Issued	Total Issued	Staff Options	Other	Authorised Capital	Description
1.7.99	BALANCE	61,661,112			100,000,000	
9.7.99	722,169	62,383,281		722,169		Rawas Acquisition
9.7.99	6,922,825	69,306,106		6,922,825		Rawas Acquisition
10.8.99					200,000,000	Increase Auth. Capital
18.8.99	1,136,364	70,442,470		1,136,364		Issue for cash
30.9.99	3,000,000	73,442,470		3,000,000		Issue for cash
1.10.99	3,550,000	76,992,470		3,550,000		Issue for cash
1.10.99	2,144,578	79,137,048		2,144,578		Hargraves Acquisition
1.10.99	1,000,000	80,137,048		1,000,000		Issue for cash
4.10.99	929,576	81,066,624		929,576		Hargraves Acquisition
4.10.99	28,000	81,094,624	28,000			
5.10.99	1,650,000	82,744,624		1,650,000		Issue for cash
.10.99	637,062	83,381,686		637,062		Rawas Acquisition
8.10.99	1,500,000	84,881,686		1,500,000		Issue for cash
8.10.99	3,020,077	87,901,763		3,020,000		Acquisition Emperor
14.10.99	10,000	87,911,763	10,000			
15.10.99	1,495,271	89,407,034		1,495,271		Acquisition Hargraves
19.10.99	1,655,346	91,062,380		1,655,346		Acquisition Hargraves
27.10.99	838,111	91,900,491		838,111		Acquisition Hargraves
29.10.99	965,000	92,865,491		965,000		Issue for cash
11.11.99	250,000	93,115,491		250,000		Issue for cash
15.11.99	3,306,278	96,421,769		3,306,278		Acquisition Hargraves
16.11.99	500,000	96,921,769		500,000		Issue for cash
23.11.99	1,800,000	98,721,769		1,800,000		Issue for cash
23.11.99	807,732	99,529,501		807,732		Acquisition Hargraves
25.11.99	10,000	99,539,501	10,000			
26.11.99	780,000	100,319,501		780,000		Issue for cash
29.11.99	296,874	100,616,375		296,874		Acquisition Hargraves
3.12.99	17,500	100,633,875	17,500			
6.12.99	217,705	100,851,580		217,705		Acquisition Hargraves
'3.12.99	273,791	101,125,371		273,791		Acquisition Hargraves
13.12.99	5,000	101,130,371		5,000		Issue for cash
13.12.99	995,000	102,125,371		995,000		Issue for cash
14.12.99	1,000,000	103,125,371		1,000,000		Issue for cash
5.1.00	81,916	103,207,287		81,916		Acquisition Hargraves
7.1.00	26,847	103,234,134		26,847		Acquisition Hargraves
7.1.00	1,250,000	104,484,134		1,250,000		Acquisition Dome#
17.1.00	60,294	104,544,428		60,294		Acquisition Hargraves
9.2.00	6,250	104,550,678	6,250			
18.2.00	3,000	104,553,678	3,000			
2.3.00	568,516	105,122,194		568,516		Acquisition Hargraves
14.3.00	1,035,033	106,157,227		1,035,033		Acquisition Dome#
23.3.00	7,000	106,164,227	7,000			
23.3.00	86,895	106,251,122		86,895		Acquisition Dome
27.3.00	574,657	106,825,779		574,657		Acquisition Dome
3.4.00	500,000	107,325,779		500,000		Acquisition Dome#
5.4.00	2,069,593	109,395,372		2,069,593		Acquisition Dome

DURBAN ROODEPOORT DEEP, LIMITED

ORDINARY SHARES ISSUED - 1.7.2000

Date	Amount Issued	Total Issued	Staff Options	Other	Authorised Capital	Description
1.7.00	Balance b/f	**120,990,746**			200,000,000	
2.10.00	19,697	121,010,443		19,697		Acquisition of Dome
2.10.00	800,000	121,810,443		800,000		Issue for cash
31.10.00	8,000,000	129,810,443		8,000,000		Acquisition of Tradewith 108
27.12.00	88,719	129,899,162		88,719		Acquisition of Dome
2.1.01	400,000	130,299,162		400,000		Issue for cash
29.1.01	13,020,000	143,319,162		13,020,000		Issue for cash
1.3.01	600,000	143,919,162		600,000		Issue for cash
15.3.01	350,000	144,269,162		350,000		Fee: The Corner House
15.3.01	40,000	144,309,162	40,000			
15.3.01	2,000,000	146,309,162		2,000,000		Issue for cash
15.3.01	600,000	146,909,162	600,000			
20.3.01	650,000	147,559,162	650,000			
9.5.01	187,500	147,746,662	187,500			
15.5.2001	1,500,000	149,246,662		1,500,000		Issue for cash
15.5.2001	247,500	149,494,162	247,500			
22.5.2001	1,267,650	150,761,812	1,267,650			
28.5.2001	2,001,900	152,763,712	2,001,900			
4.6.2001	394,000	153,157,712	394,000			
11.6.2001	344,200	153,501,912	344,200			
8.6.2001	16,666	153,518,578		16,666		Acquisition of Dome
19.6.2001	1,000,000	154,518,578				Issue for cash
21.6.2001	11,000	154,529,578	11,000			
			5,743,750			

30.4.2002	115700	166,580,860	115700			Staff Options exercised
2.5.2002	40500	166,621,360	40500			Staff Options exercised
~~3.5.2002~~	~~13500~~	~~166,634,860~~	~~13500~~			~~Staff Options exercised~~
8.5.2002	99500	166,734,360	99500			Staff Options exercised
14.5.2002	57375	166,791,735	57375			Staff Options exercised



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

23 May 2002
REF: PA/jvdm/6534

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : ISSUE OF SHARES FOR CASH

Your application for listing dated 22 May 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 24 May 2002 in respect of 10 000 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 243 036 139-71 divided into 176 791 735 ordinary shares of no par value.

Thank you for your payment of R111 681-24 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Richard Gush

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 24-5-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300000000	ORD.	5000000	CUM PREF	0-10	500000-00
Total 300 000 000	Total	5000000		Total	R 500000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 3-6-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002-06-06

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Name	No. of shares
Creon Management SA	800,000
Gabelli International	25,000
Gabelli Gold Fund	175,000
Oppenheimer Gold	100,000
Tocqueville Gold Fund	200,000
US Global Investors Gold	300,000
Van Eck Global	225,000
Van Eck Global Lockheed	100,000
Van Eck Global International	400,000
ING Precious Metals Fund	100,000
AXP Precious Metals	240,000
Elliott International	330,000
The Liverpool Limited Partners	270,000
US Global World Precious	500,000
Amaranth LLC	500,000
BTR Global Arbitrage	1,000,000
Tuscarora Investment	70,000
Casurina Limited Partnership	200,000
Casurina Performance Fund	80,000
J O Hambro Investment	55,000
J O Hambro Investment	10,000
J O Hambro Investment	35,000
Merrill Lynch Investment	100,000
Merrill Lynch Investment	257,700
J P Morgan Fleming Asset	50,000
Caise de Depot et Placement	100,000
The Coastal Corporation	1,152,300
Dynamic Global Precious	75,000
Royal Precious Metals Fund	200,000
TD Asset Management Inc	200,000
PEH Germany	100,000
J P Morgan Fleming Asset	50,000
Sprott Asset Management	2,000,000
TOTAL	**10,000,000**

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
166791735	ORD.	①	②	5000000	cum PREF	0-10	500000-00
Total 166791735		Total	R ③	Total 5000000		Total	R 500000-00

① 10,97804888 ②/③ 1831047820-95

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1831047820-95

Premium account R —

Total issued capital R 1831547820-95

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
10000000	ORD	41-21	412100000-00					
Total 10000000		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.

SHARES ISSUED UNDER DIRECTORS' BLANKET AUTHORITY TO ISSUE SHARES FOR CASH OBTAINED AT A.G.M. 23/11/01

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE ATTACHED LIST			

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
176791735	ORD	①	②	5000000	cum PREF	0-10	–	–	500000-00
Total 176791735		Total	R ③	Total 5000000			Total	R	500000-00

12,68744909 ⑤ / ③ 2243036139-71

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 2243036139-71

Premium account R —

Total issued capital R 2243536139-71

Certified correct.

Date 3-6-2002 Signature [signature]
Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	1 831 047 820-95
THIS ISSUE	412 100 000-00
LISTING EXPENSES	(111 681-24)
	R 2,243,036,139-71

Exhibit 7



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 05 14

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 57 375 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
3 739	R4.52
16 261	R6.47
15 000	R7.26
5 000	R11.00
1 000	R9.59
3 800	R12.50
75	R7.71
12 500	R15.81

The new ordinary shares are to be listed on 14 May 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	166 734 360 ordinary no par value shares
Stated Capital Account:	R1 830 506 518.75

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood * (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer); D C Baker **; G C Campbell *; N Goodwin; R P Hume; R A R Kebble; M P Ncholo; L G Njenje; C L Valkin (Alt.)
Company Secretary: M A Eloff
(*British) (**Australian)

The share capital subsequent to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	166 791 735 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R1 830 506 518.75
This issue	R 541 302.20
Total	R1 831 047 820.95

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 14 May 2002.

Block listing calculation:

Balance b/f	R39 502 546.22
This issue	R 541 302.20
Balance available	R38 961 244.02

Yours faithfully



Director



Company Secretary

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

14-5-2002

DATE



SECURITIES EXCHANGE SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

15 May 2002
REF: NM/jvdm/6469

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 14 May 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 16 May 2002 in respect of 57 375 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 831 047 820-95 divided into 166 791 735 ordinary shares of no par value.

A balance of R43 083 957-28 has been brought forward from your previous application dated 8 May 2002. The issue price of the shares which are the subject of this application is R541 302-20 which leaves a balance of R42 542 655-08 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 16-5-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	5000000	CUM PREF	0-10	500000-00
Total 300 000 000		Total 5000000			Total R 500000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total		Total			Total R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 3-6-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -05- 06

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
166734360	ORD.	①	②	5 000 000	cum PREF	0-10	500000-00
Total 166734360		Total	R ③	Total 5000000		Total	R 500000-00

① 10,97858004 ②/③ 1830506518-75

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1830506518-75

Premium account R —

Total issued capital R 1831006518-75

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
3739	ORD	4-52	16900-28					
16261	ORD	6-47	105208-67					
15000	ORD	7-26	108900-00					
5000	ORD	11-00	55000-00					
1000	ORD	9-59	9590-00					
3800	ORD	12-50	47500-00					
75	ORD	7-71	578-25					
12500	ORD	15-81	197625-00					
Total 57375		Total	R ①	Total			Total	R

① 541302-21

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.

SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
M. Wellesley-Wood CJS Moller	45 EMPIRE RD	20 000 15 000	ORD ORD
W. de Klerk B E Morton	PARKTOWN	5 000 1 000	ORD ORD
B Ebell D.J. Boles	2193	3 875 12 500	ORD ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
166791735	ORD	①	②	5000000	CUM PREF	0-10	—	–	500000-00
Total 166791735		Total	R ③	Total 5000000			Total	R	500000-00

① 10,97804888 ②/③ 1831047820-95

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ____ R 500000-00

State capital ____ R 1831047820-95

Premium account ____ R —

Total issued capital ____ R 1831547820-95

Certified correct.

Date 3-6-2002. Signature [signature] ~~Director/Manager/~~Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F 1830506518-75

THIS ISSUE 541302-20

R 1831047820-95

[illegible] Government Printer's Copyright Authority 5025 of 8.10.73

Exhibit 8



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 05 08

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 99 500 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
10 000	R7.26
1 000	R6.86
22 500	R15.81
2 000	R9.59
5 000	R8.37
30 000	R9.50
4 000	R7.40
25 000	R4.52

The new ordinary shares are to be listed on 8 May 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	166 634 860 ordinary no par value shares
Stated Capital Account:	R1 829 582 703.75

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood * (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer); D C Baker ** ; G C Campbell * ; N Goodwin; R P Hume; R A R Kebble; M P Ncholo; L G Njenje; C L Valkin (Alt.)
Company Secretary: M A Eloff
(*British) (**Australian)

The share capital subsequent to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	166 734 360 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R1 829 582 703.75
This issue	R 923 815.00
Total	R1 830 506 518.75

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 8 May 2002.

Block listing calculation:

Balance b/f	R40 426 361.22
This issue	R 923 815.00
Balance available	R39 502 546.22

Yours faithfully

Director

Company Secretary

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]
SECRETARY

8-5-2002
DATE



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

10 May 2002
REF: NM/jvdm/6433

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 8 May 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 14 May 2002 in respect of 99 500 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 830 506 518-75 divided into 166 734 360 ordinary shares of no par value.

A balance of R44 007 772-28 has been brought forward from your previous application dated 3 May 2002. The issue price of the shares which are the subject of this application is R923 815-00 which leaves a balance of R43 083 957-28 to your credit for any future applications.

Yours faithfully



D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 14-5-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD.	5000000	CUM PREF	0-10	500000-00
Total 300 000 000		Total 5000000		Total	R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 3-6-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -06- 06

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
166634860	ORD.	①	②	5000000	CUM PREF	0-10	50000α
Total 166634860		Total	R ③	Total		Total	R 500000

① 10,97959156 ② / ③ 1829582

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-0

Stated capital R 1829582703-7

Premium account R —

Total issued capital R 1830082703-75

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
10 000	ORD	7-26	72600-00					
1 000	ORD	6-86	6860-00					
22500	ORD	15-81	355725-00					
2000	ORD	9-59	19180-00					
5000	ORD	8-37	41850-00					
30 000	ORD	9-50	285000-00					
4000	ORD	7-40	29600-00					
25000	ORD	4-52	113000-00					
Total 99 500		Total	R ①	Total			Total	R

① 923815-00

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTIONS SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
JH Potgieter	45 EMPIRE RD.	10 000	ORD
LDM Scheepers		1 000	ORD
JH Dissel	PARKTOWN	12 500	ORD
BE Morton		7 000	ORD
PJ Jonker	2193	30 000	ORD
C Halsey		4 000	ORD
RP Hume		10 000	ORD
M Wellesley-Wood		25 000	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
166734360	ORD.	①	②	5000 000	CUM PREF	0-10	–	–	500000-00
Total 166734360		Total	R ③	Total			Total	R	500000-00

① 10,97858004 ②/③ 1830506518-75

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1830.506518-75

Premium account R —

Total issued capital R 1831006518-75

Certified correct.

Date 3-6-2002 Signature [signature] ~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	1829582703-75
THIS ISSUE	923 815-00
	R 1830506518-75

Exhibit 9



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 05 03

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 13 500 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
13 500	R7.26

The new ordinary shares are to be listed on 3 May 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	166 621 360 ordinary no par value shares
Stated Capital Account:	R1 829 484 693.75

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood * (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer);
D C Baker ** ; G C Campbell * ; N Goodwin; R P Hume; R A R Kebble; M P Ncholo; L G Njenje; C L Valkin (Alt.)
Company Secretary: M A Eloff
(*British) (**Australian)

The share capital subsequent to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	166 634 860 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R1 829 484 693.75
This issue	R 98 010.00
Total	R1 829 582 703.75

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 3 May 2002.

Block listing calculation:

Balance b/f	R40 524 371.22
This issue	R 98 010.00
Balance available	R40 426 361.22

Yours faithfully

Mark Wellesley-Wood.

Director

Company Secretary

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



....	3-5-2002
SECRETARY	DATE


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

6 May 2002
REF: NM/jvdm/6401

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 3 May 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 7 May 2002 in respect of 13 500 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 829 582 703-75 divided into 166 634 860 ordinary shares of no par value.

A balance of R44 105 782-28 has been brought forward from your previous application dated 2 May 2002. The issue price of the shares which are the subject of this application is R98 010-00 which leaves a balance of R44 007 772-28 to your credit for any future application.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 7-5-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD.	5000000	CUM PREF	0-10	500 000-00
Total 300000000		Total 5000000			Total R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total		Total			Total R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 3-6-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -06- 06

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
166 621 360	ORD.	①	②	5000 000	CUM PREF	0-10	500000-00
Total 166621360		Total	R ③	Total 5 000 000		Total	R 500000-00

① 10,97989293 ②/③ 1829484693-75

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1829484693-75

Premium account R —

Total issued capital R 1829984693-75

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
13500	ORD.	7-26	98010-00					
Total 13500		Total	R ①	Total			Total	R

① 98010-00

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
CA VERMEULEN	45 EMPIRE RD	10 000	ORD
J OOSTHUIZEN	PARKTOWN	3 500	ORD.
	2193		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
166634860	ORD	①	②	5000000	CUM PREF	0-10	–	–	500000-00
Total 166634860		Total	R ③	Total			Total	R	500000-00

① 10,97959156 ②/③ 1829582703-75

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R 500000-00

State capital ______ R 1829582703-75

Premium account ______ R —

Total issued capital ______ R 1830082703-75

Certified correct.

Date 3-6-2002 Signature [signature] ~~Director/Manager/~~Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F		1829484693-75
THIS ISSUE		98 010-00
	R	1829582703-75

Hortors—Reproduced under Government Printer's Copyright Authority 5025 of 8.10.73

Exhibit 10

77



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 05 02

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 40 500 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	**Issue Price:**
10 500	R7.26
30 000	R7.71

The new ordinary shares are to be listed on 2 May 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	166 580 860 ordinary no par value shares
Stated Capital Account:	R1 829 177 163.75

The share capital subsequent to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	166 621 360 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R1 829 177 163.75
This issue	R 307 530.00
Total	R1 829 484 693.75

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 2 May 2002.

Block listing calculation:

Balance b/f	R40 831 901.22
This issue	R 307 530.00
Balance available	R40 524 371.22

Yours faithfully

Mark Wellesley Wood
....
Director

....
Company Secretary

....
Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

2-5-2002

DATE



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

3 May 2002
REF: NM/jvdm/6389

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 2 May 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 6 May 2002 in respect of 40 500 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show stated capital as R1 829 484 693-75 divided into 166 621 360 ordinary shares of no par value.

A balance of R44 413 312-28 has been brought forward from your previous application dated 30 April 2002. The issue price of the shares which are the subject of this application is R307 530-00 which leaves a balance of R44 105 782-28 to your credit for any future application.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 6-5-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	5000000	CUM PREF	0-10	500000-00
Total 300 000 000		Total 5000000		Total	R 500000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total		Total		Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 3-6-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -06- 06

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
166580860	ORD.	①	②	5000000	CUM PREF	0-10	500000-00
Total 166580860		Total	R ③	Total 5000000		Total	R 500000-00

① 10,98071628 ② / ③ 1829177163-75

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1829177163-75

Premium account R —

Total issued capital R 1829677163-75

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
10500	ORD	7-26	76230-00					
30000	ORD	7-71	231300-00					
Total 40500		Total	R ①	Total			Total	R

① 307530-00

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SE GREEN KJ ZOLLER	45 EMPIRE RD.	3500 4000	ORD
HN GOUWS KM FARRELL	PARKTOWN	3000 25000	
N CUMMING	2193	5000	

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
166621360	ORD.	①	②	5000000	CUM PREF	0-10	-	-	500000-00
Total 166621360		Total	R ③	Total 5000000			Total	R	500000-00

① 10,97989293 ② ③ 1829484693-75

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1829484693-75

Premium account R —

Total issued capital R 1829984693-75

Certified correct.

Date 3-6-2002 Signature [signature] ~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	1829177163-75
THIS ISSUE	307530-00
	1829484693-75

Hortors–Reproduced under Government Printer's Copyright Authority 5025 of 8.10.73

84

Exhibit 11



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 04 30

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 115 700 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
28 750	R7.26
31 700	R4.52
21 250	R8.37
4 000	R6.86
5 000	R7.71
12 500	R15.81
12 500	R6.49

The new ordinary shares are to be listed on 30 April 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	166 465 160 ordinary no par value shares
Stated Capital Account:	R1 828 302 552.25

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood * (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer);
D C Baker **; G C Campbell *; N Goodwin; R P Hume; R A R Kebble; M P Ncholo; L G Njenje; C L Valkin (Alt.)
Company Secretary: M A Eloff
(*British) (**Australian)

The share capital subsequent to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	166 580 860 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R1 828 302 552.25
This issue	R 874 611.50
Total	R1 829 177 163.75

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 29 April 2002.

Block listing calculation:

Balance b/f	R41 706 512.72
This issue	R 874 611.50
Balance available	R40 831 901.22

Yours faithfully

Director

Company Secretary

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

30-4-2002

DATE


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

2 May 2002
REF: TL/jvdm/6373

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 30 April 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 3 May 2002 in respect of 115 700 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 829 177 163-75 divided into 166 580 860 ordinary shares of no par value.

A balance of R45 287 923-78 has been brought forward from your previous application dated 29 April 2002. The issue price of the shares which are the subject of this application is R874 611-50 which leaves a balance of R44 413 312-28 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 3-5-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300000000	ORD.	5000000	CUM PREF	0-10	500000-00
Total 300000000		Total 5000000		Total	R 500000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 3-6-2002

Name of company DURBAN ROODEPOORT DEEP, LTD.

Postal address P.O BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -06- 06

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Name	No. of Shares
C Symons	12500
M J Koekemoer	7500
J A Loggenberg	4000
L J du Preez	10000
I Matthews	5000
J H Vorster	7500
A Beyers	12500
V C Martin	3750
P du Plooy	11250
G Gavin	15000
R Oosthuizen	450
A Brookes	5000
I L Murray	21250
	115700

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
166465160	ORD	(1)	(2)	5000000	CUM PREF	0-10	500000-00
Total 166465160		Total	R (3)	Total 5000000		Total	R 500000-00

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 500000-00

Stated capital ______ R 1828302552-25

Premium account ______ R —

Total issued capital ______ R 1828802552-25

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
28750	ORD	7-26	208725-00					
31700	ORD	4-52	143284-00					
21250	ORD	8-37	177862-50					
4000	ORD	6-86	27440-00					
5000	ORD	7-71	38550-00					
12500	ORD	15-81	197625-00					
12500	ORD	6-49	81125-00					
Total 115700		Total	R (1)	Total			Total	R

(1) 874611-50

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE	45 EMPIRE RD.		ORD.
ATTACHED	PARKTOWN		
	2193		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
166580860	ORD	①	②	5000000	CUM PREF	0-10	–	–	500000-00
Total 166580860		Total	R ③	Total 5000000			Total	R	500000-00

① 10,98071628 ②/③ 1829177163-75

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1829177163-75

Premium account R —

Total issued capital R 1829677163-75

Certified correct.

Date 3-6-2002 Signature [signature]

~~Director/Manag~~er/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	1828302552-25
THIS ISSUE	874611-50
	1829177163-75

Hortors—Reproduced under Government Printer's Copyright Authority 5025 of 8.10.73

93

Exhibit 12



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2002 04 29

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 307 414 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
32 500	R9.50
81 250	R7.26
15 000	R15.81
35 000	R8.37
37 164	R4.52
37 500	R6.18
40 000	R10.90
15 000	R7.71
14 000	R10.95

The new ordinary shares are to be listed on 29 April 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	166 157 746 ordinary no par value shares
Stated Capital Account:	R1 825 769 145.97

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood * (Chairman and Chief Executive Officer); I L Murray (Chief Financial Officer); F H Coetzee (Chief Operations Officer); D C Baker **; G C Campbell *; N Goodwin; R P Hume; R A R Kebble; M P Ncholo; L G Njenje; C L Valkin (Alt.)
Company Secretary: M A Eloff
(*British) (**Australian)

The share capital subsequent to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	166 465 160 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R1 825 769 145.97
This issue	R 2 533 406.28
Total	R1 828 302 552.25

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 29 April 2002.

Block listing calculation:

Balance b/f	R44 239 919.00
This issue	R 2 533 406.28
Balance available	R41 706 512.72

Yours faithfully



Director



Company Secretary

....

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

29-4-2002

DATE



SECURITIES EXCHANGE SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

29 April 2002
REF: NM/mr/6359

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 29 April 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 30 April 2002 in respect of 307 414 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R1 828 302 552-25 divided into 166 465 160 ordinary shares of no par value.

A balance of R47 821 330-06 has been brought forward from your previous application dated 20 March 2002. The issue price of the shares which are the subject of this application is R2 533 406-28 which leaves a balance of R45 287 923-78 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 30-4-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD.	5000000	CUM PREF	0-10	500000-00
Total 300 000 000		Total 5000000		Total	R 500000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 3-6-2002

Name of company DURBAN ROODEPOORT DEEP, LTD

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -06- 06

Registrar of Companies
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Name	No. of Shares
W Kemp	55000
A Lubbe	25000
G Dempsey	15000
G Fischer	10000
P O'Driscoll	14000
F H Coetzee	62500
C Halsey	5000
D van der Mescht	33000
AM du Plessis	3750
RP Hume	6250
N Goodwin	38414
M Eloff	39500
TOTAL	307414

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
166157746	ORD	①	⑤	5000000	CUM PREF	0-10	500000-00
Total 166157746		Total	R ③	Total 5000000		Total	R 500000-00

① 10,9881675 ⑤/③ 1825769145-97

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 1825769145-97

Premium account R —

Total issued capital R 1826269145-97

5. Shares comprising this allotment:

No. of Shares	Issue Price:	
32 500	R9.50	308750-00
81 250	R7.26	589875-00
15 000	R15.81	237150-00
35 000	R8.37	292950-00
37 164	R4.52	167981-28
37 500	R6.18	231750-00
40 000	R10.90	436000-00
15 000	R7.71	115650-00
14 000	R10.95	153300-00
307 414	TOTAL STATED CAPITAL	R2533406-28

Par value			
Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
	R	R	R
		Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTIONSCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
SEE	45 EMPIRE RD.		ORD
ATTACHED	PARKTOWN		
	JOHANNESBURG		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
166465160	ORD.	①	②	5000000	CUM PREF	0-10	—	—	500000-00
Total 166465160		Total	R ③	Total 5000000				Total R	500000-00

① 10,98309431 ②/③ 1828302552-25

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 1828302552·25

Premium account R —

Total issued capital R 1828802552-25

Certified correct.

Date 3-6-2002 Signature [signature] ~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	1 825 769 145·97
THIS ISSUE	2 533 406·28
	R 1 828 302 552-25